October 25, 2006

Mail Stop 4561

Mr. Jeffrey M. Mattich
Chief Financial Officer
Home Solutions of America, Inc.
1500 Dragon Street, Suite B
Dallas, TX 75207

Re: Home Solutions of America, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        Form 10-Q for the quarter ended June 30, 2006
        File No. 1-31711

Dear Mr. Mattich:

We have reviewed your response letter dated October 19, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 6 – Management's Discussion and Analysis or Plan of Operation, page 6

Use of Estimates and Critical Accounting Policies, page 6

Revenue Recognition, page 7

1. We have read your proposed revisions provided in response to prior comment 1 and note that the proposed disclosure does not appear to include a quantitative

analysis as previously requested. We reissue prior comment 1. Please revise your disclosure accordingly or advise us.

Consolidated Financial Statements

Note 12 – Segment Reporting, page F-27

2. We have read your response to prior comment 6 and note that Recovery / Restoration services are closely related and are performed by the same operating subsidiaries. Please advise us in sufficient detail of how you considered the aggregation criteria listed in paragraph 17 of SFAS 131 and how you determined that the Recovery and Restoration segments have similar economic characteristics to support aggregation. In that regard, please tell us whether the Recovery and Restoration segments experience similar long-term financial performance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief